UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 29 September, 2009

ASX & MEDIA RELEASE
29 SEPTMEBER, 2009

MARSHALL EDWARDS, INC. NV-128, A NOVEL mTOR INHIBITOR, DEMONSTRATES GOOD SAFETY PROFILE AND HIGH ANTI-CANCER ACTIVITY in vivo

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has just made the following announcement.

Sydney, Australia and New Canaan, Connecticut - 28 September, 2009 - Marshall Edwards, Inc. (NASDAQ: MSHL), a pharmaceutical company specialising in clinical development of oncology drugs, today released data demonstrating that the efficacy of NV-128 in animal xenograft models is achieved without apparent toxicity.

NV-128 is a novel flavonoid small molecule mTOR inhibitor, capable of inhibiting both mTORC1 and mTORC2 pathways which are central to the aberrant proliferative capacity of both mature cancer cells and cancer stem cells.

The data demonstrated that NV-128 has much greater safety than some other mTOR inhibitors in mice bearing human ovarian cancer xenografts.

Most of the current compounds acting on this pathway are analogues of rapamycin, known as rapalogs.  Rapamycin and its analogues are regarded as the archetypal inhibitors of mammalian target of rapamycin or mTOR.  In addition to their reported toxicities, rapalogs have been shown to contribute to the development of drug resistant tumours and ultimately reduced effectiveness over time due to their inability to efficiently inhibit mTORC2, a complex of mTOR with “rictor” (rapamycin-insensitive companion of mTOR).

NV-128 administered daily resulted in a reduction in tumour volume of 51 per cent relative to untreated control animals after 15 days, compared to a 50 per cent reduction in mice given rapamycin every other day.  However, whereas rapamycin treated mice lost 8 per cent of body weight over this period, NV-128 treated mice gained weight, finishing at 6 per cent above their starting weight after the 15 day period.  This is a significant indicator of lack of toxicity for NV-128, whereas the weight loss in the rapamycin-treated mice was judged to be a reflection of the well documented toxicity of rapamycin in both animal and human studies.  After 21 days the tumours were removed and weighed.  In NV-128 treated mice, tumour mass was reduced by 41 per cent compared to vehicle controls, an effect equivalent to rapamycin treated animals in which tumour mass was reduced by 44 per cent.

In additional data released today by Marshall Edwards Inc., the Company reported that NV-128 was judged to be without cardiac toxicity, further indicating the likely safety of NV-128 in clinical use.

One limitation of many drugs in clinical application, including some mTOR inhibitors, is their interference with heart function causing the interval between heart beats to increase (known as the QTc interval).  In carefully controlled studies undertaken by an independent contract laboratory, using guinea pigs attached to recording devices to monitor heart function (electrocardiograms), NV-128 administration was shown to have no impact on the QTc interval and was judged therefore to be devoid of cardiac toxicity.

“The combined findings of high level efficacy and good safety profile, including a lack of interference with heart functioning, is a significant step forward in the search for safe and effective cancer drugs that target mTOR,” said Professor Alan Husband, Group Director of Research for Marshall Edwards, Inc.

“mTOR inhibitors have been given a high priority by many pharmaceutical companies working in the oncology field in recent times but none have been able to produce clinical efficacy in the absence of toxicities.  We are encouraged that the novel mTOR inhibitor, NV-128, has great potential in human cancer management and we are moving as rapidly as possible to obtain approvals for human clinical trials to commence,” Professor Husband said.

The Marshall Edwards cancer biology group, headed by Dr David Brown, is currently also exploring the utility of NV-128 in non-small cell lung cancer (NSCLC) models.

“While broadly acting against most cancer cell lines, of all the cell lines we have tested with NV-128, NSCLC lines appear to be the most sensitive to the anti-cancer effects of the drug,” said Dr Brown.

“More recently we have also obtained evidence of the anti-cancer effect of NV-128 in vivo in mice bearing human NSCLC xenografts.  Since lung cancer is one of the most prevalent forms of human cancer, we are excited at the prospect in due course of taking the compound into the clinic to evaluate it as a treatment option for this priority target indication,” Dr Brown said.

About NV-128:

Structurally, NV-128 is an analogue of triphendiol and phenoxodiol, both of which are investigational drugs that have been licensed by Novogen Limited to Marshall Edwards, Inc.  Phenoxodiol is in development for ovarian and prostate cancer and triphendiol has been granted orphan drug status by the FDA for pancreatic and bile duct cancers, and late stage melanoma.

In contrast to phenoxodiol and triphendiol, NV-128 has been shown to induce caspase-independent DNA degradation and cancer cell death.  It appears that in conjunction with autophagy induction, NV-128 induces caspase independent cell death via the AKT-mTOR pathway resulting in beclin sequestration of Bcl-2, Bax up-regulation and mitochondrial depolarisation.  As a consequence, endonuclease G translocates to the nucleus where it initiates DNA degradation and cell death.  This offers an opportunity for use as a monotherapy in chemoresistant cancers and enhanced efficacy against cancer targets less susceptible to phenoxodiol.  The option for co-administration of combinations of these drugs is also under investigation to extend the potential therapeutic range of this unique class of oncology compounds.

About Marshall Edwards, Inc:

Marshall Edwards, Inc. (NASDAQ: MSHL) is a specialist oncology company focused on the clinical development of novel anti-cancer therapeutics.  These derive from a flavonoid technology platform, which has generated a number of novel compounds characterised by broad ranging activity against a range of cancer cell types with few side effects.  Marshall Edwards, Inc. has licensed rights from Novogen Limited (ASX: NRT NASDAQ: NVGN) to bring four oncology drugs - phenoxodiol, triphendiol, NV-143 and NV-128 - to market globally.

Marshall Edwards, Inc. is majority owned by Novogen Limited, an Australian biotechnology company that is specialising in the development of therapeutics based on a flavonoid technology platform.  Novogen is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases.  More information on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.